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                                                               Andrew D. Myers


November 22, 2006


VIA EDGAR

Securities and Exchange Commission
Mail Stop 3561
100 F Fifth Street, N.E.
Washington, D.C. 20549

Attn:  John Reynolds
       Assistant Director
       Division of Corporation Finance

Re:    Geneva Acquisition Corporation
       Amendment No. 3 to Registration Statement on Form S-1
       Registration Statement File No. 333-135419
       -----------------------------------------------------

Dear Mr. Reynolds:

         Geneva Acquisition Corporation (the "Company") has filed with the Commission an Amendment No. 3 to the above-referenced Registration Statement (the "Registration Statement"). For your convenience, we are providing you with three paper copies of Amendment No. 3 marked to show the changes made from Amendment No. 2 to the Registration Statement on Form S-1 which was filed with the Commission on October 2, 2006. We appreciate your observations and assistance in reviewing the Registration Statement. The changes reflected in Amendment No. 3 are intended to respond to the comments set forth in your letter dated October 31, 2006 (the "Comment Letter"). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references in the responses below are to the pages in the Prospectus included in Amendment No. 3 to the Registration Statement filed with the Commission on this date.


                                    DIRECT 617-589-3835 DIRECT FAX 617-305-3102
                                                    EMAIL  amyers@davismalm.com


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Securities and Exchange Commission
November 22, 2006
Page 2


USE OF PROCEEDS

1. COMMENT: PLEASE AFFIRM, IF TRUE, THAT ALL OF THE FUNDING FOR THE PRIVATE PLACEMENT PURCHASES WILL COME FROM AVAILABLE EQUITY CAPITAL OF THE IDENTIFIED PURCHASERS DIRECTLY AND THERE WILL NOT BE ANY THIRD PARTY FINANCINGS INVOLVED. WE MAY HAVE FURTHER COMMENT.

   RESPONSE: The Company affirms that the funding for the private placement purchases will come from the identified purchasers directly with no third party financings involved.

2. COMMENT: IN REFERENCING THE PRIVATE PLACEMENT TRANSACTION THROUGHOUT THE PROSPECTUS, YOU REFER TO THE FACT THAT THE SECURITIES PURCHASED IN SUCH PRIVATE PLACEMENT MAY "NOT BE SOLD...BY THEM OR THEIR AFFILIATES." PLEASE CLARIFY TO INDICATE WHO SUCH AFFILIATES ARE AND HOW THEY ARE OBTAINING OWNERSHIP OF THE SECURITIES ISSUED IN THE PRIVATE PLACEMENT. IN ADDITION, PROVIDE A LEGAL ANALYSIS AS TO HOW SUCH AFFILIATES CAN BE OFFERED AND SOLD SECURITIES IN ACCORDANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED. WE MAY HAVE FURTHER COMMENTS.

   RESPONSE: The Company had included references to "affiliates" to take into account the possibility that a purchaser might make transfers of private placement warrants to family members for estate planning purposes or to other persons in the limited circumstances described in Section 4 of the Warrant Escrow Agreement (Exhibit Number 10.11). The Company believes that its use of the term "affiliate" may be confusing and has therefore eliminated this reference throughout the prospectus.

SUMMARY FINANCIAL DATA, PAGE 12

3. COMMENT: WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 5; HOWEVER, YOUR POSITION PRESENTED IS NOT CLEAR. THE DISCLOSURE IN FOOTNOTE 2 STATES THAT IF 19.99% OF THE SHAREHOLDERS EXERCISE THEIR CONVERSION RIGHTS AND THE COMPANY PURSUES AND COMPLETES THE BUSINESS COMBINATION THE COMPANY WOULD BE REQUIRED TO CONVERT TO CASH SHARES VALUED AT $11,634,315. THIS DISCLOSURE APPEARS TO REPRESENT THE SAME POSITION PRESENTED IN THE TABLE ABOVE (REQUIRED TO CONVERT TO CASH); THEREFORE WE WOULD EXPECT THIS AMOUNT TO BE THE SAME ($11,364,315) AND NOT THE LIQUIDATION VALUE OF $11,634,315. PLEASE REVISE.

   RESPONSE: The line item from the Selected Financial Data table on page
12 titled, "value of common stock which may be converted to cash," is an accounting entry from the Company's balance sheet. This entry represents a credit against the Company's stockholders equity. The deferred underwriters compensation, although included in the Company's trust account, is not considered stockholders equity and therefore cannot be deducted from such as part of the line item "value of common stock which may be converted to cash."

   To clarify the disclosure, the Company has modified the table to show that the deferred underwriters compensation will be a liability of the Company post-closing, and that this liability will


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Securities and Exchange Commission
November 22, 2006
Page 3


be reduced on a PRO RATA basis to the extent the public stockholders elect to convert their shares. A new footnote 2 explains that the underwriters have agreed to reduce this liability by up to $269,865 (19.99% of the $1,350,000 deferred underwriters compensation) to the extent the Company's public stockholders elect to convert their shares to cash. Thus, upon a conversion of 19.99% of the common stock held by the public stockholders, converting stockholders will receive $11,634,180 (19.99% of the $5.82 million trust account). (Please note that the $11,634,315 figure that appeared in the fourth paragraph beneath the table has been changed to $11,634,180, which is the correct number.) However, stockholders equity will not be reduced by the full amount paid to stockholders, because of the offsetting reduction in the amount payable to the underwriters. The difference between the amount payable to public stockholders on a deemed conversion ($11,634,180) and the reduction in stockholders equity resulting therefrom ($11,364,315) is $269,865, the amount of reduction in the liability due the underwriters.

PROPOSED BUSINESS, PAGE 37

EFFECTING A BUSINESS COMBINATION, PAGE 38

LIQUIDATION IF NO BUSINESS COMBINATION, PAGE 43

4. COMMENT: IN THE LAST PARAGRAPH ON PAGE 44, YOU INDICATE THE BELIEF THAT THE CLAIMS LIKELY TO BE MADE AGAINST THE TRUST BY CREDITORS TO BE "LIMITED" AND THE LIKELIHOOD OF LIABILITY RESULTING FROM SUCH CLAIMS TO BE "REMOTE." IN LIGHT OF THE FACT THAT AS OF THE DATE OF THIS CORRESPONDENCE, THERE HAVE BEEN NO WAIVER AGREEMENTS ENTERED INTO BY AND BETWEEN THE COMPANY AND ANY VENDOR, SERVICE PROVIDER OR TARGET BUSINESS, AND FURTHER THAT THE NATURE AND THE SCOPE OF THE INDEMNITY BEING PROVIDED BY CERTAIN OFFICERS/DIRECTORS IS LIMITED BY THE EXISTENCE AND TERMS OF THE WAIVERS WHICH HAVE YET TO BE ENTERED INTO, IT IS UNCLEAR WHAT SERVES AS THE BASES FOR THE COMPANY'S BELIEFS AS TO THE NUMBER AND SIGNIFICANCE OF THE CREDITOR CLAIMS AGAINST THE COMPANY. SEE ALSO SIMILAR DISCLOSURE ON PAGE 45. PLEASE REVISE.

   RESPONSE: The Company has changed the last paragraph on page 44 and the last paragraph on page 45 to soften the language in order to reflect that it is, in fact, the Company's belief that such waivers should lessen the likelihood of a claim. The experience with the one blank check company with which this firm is involved indicates that the company had no difficulties obtaining waiver letters from venders, services providers and target businesses. When combined with the cautionary statements that appear later in each referenced paragraph on pages 44 and 45, as well as the risk factor beginning on the bottom of page 17, the Company believes that the risk of claims against the trust account is sufficiently described.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

GENERAL

5. COMMENT: WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 12; HOWEVER IT IS NOT CLEAR HOW YOUR CONCLUSION IS APPROPRIATE. WE NOTED FROM YOUR RESPONSE TO COMMENT 9 THAT THESE SHARES WERE


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Securities and Exchange Commission
November 22, 2006
Page 4


ISSUED TO OFFICERS, DIRECTORS AND SPECIAL ADVISORS OF THE COMPANY AND THE TRANSFER/SALE WAS COMPLETED TO BROADEN THE STOCK OWNERSHIP OF THE INDIVIDUALS THAT ARE IMPORTANT TO THE SUCCESS OF THE COMPANY. WE DO NOT SEE WHERE YOU HAVE DEMONSTRATED HOW THE PRINCIPAL STOCKHOLDER'S TRANSFER/SALE OF SHARES IS CAUSED BY A RELATIONSHIP OR OBLIGATION UNRELATED TO THE REGISTRANT, HOW THIS TRANSACTION DOES NOT BENEFIT THE REGISTRANT, AND HOW YOU COMPLIED WITH THE GUIDANCE IN STAFF ACCOUNTING BULLETIN TOPIC 5.T. FURTHER, IT WOULD APPEAR THAT THE TRANSFER/SALE OF THE SHARES ARE BEING PROVIDED AS AN ADDITIONAL INCENTIVE (OR COMPENSATORY IN NATURE) FOR THE SERVICES RENDERED OR TO BE RENDERED BY THE OFFICERS, DIRECTORS AND SPECIAL ADVISORS. ACCORDINGLY, THE FAIR VALUE OF THE SHARES TRANSFERRED/SOLD SHOULD BE REFLECTED AS AN EXPENSE IN YOUR FINANCIAL STATEMENTS WITH A CORRESPONDING CREDIT TO CONTRIBUTED (PAID-IN CAPITAL. PLEASE REVISE.

   RESPONSE: The sales of shares on August 7th among the Company's stockholders were not made to compensate the transferees for services rendered or to be rendered. These were private purchases and sales of securities among the initial stockholders during the initial weeks of the Company's organization, as distinguished from the transfer of shares by a principal stockholder of an operating company to satisfy a debt or as compensation to an employee. Moreover, the sales of shares of the Company's common stock cannot be regarded as "compensatory" since the shares were worth no more at the time of the purchase (August 7, 2006) than at the time of initial issuance by the Company (June 9, 2006).

   On August 7, 2006, the Company had negative working capital, minimal net worth (all of which was provided by the current stockholders), a negative net tangible book value, and a cash position that existed solely as a result of contributions to capital and loans from the existing stockholders.

   The proposed initial public offering price of the Company's securities is not relevant to a determination of the value of the initial stockholder's shares. In the initial public offering of an OPERATING company, the public offering price of its securities might be somewhat relevant to the value of the founder's stock, since the value of both securities would depend in large part on the issuer's assets and operations. However, in the Company's case, the public offering price of its securities was determined not on the basis of the Company's historic assets and earnings, but rather on the amount of cash raised in the public offering and placed in the trust account. If no funds are raised in the Company's public offering, the Company's securities would continue to have no value; whereas if an operating company failed to consummate its initial public offering, its securities would have some value based on its assets and operations.

   Moreover, unlike the public stockholders, the initial stockholders' investment in the Company is subject to significant risk of loss. The initial stockholders risk losing their entire investment in the Company, including all amounts invested to fund the costs of the Company's initial public offering, if that offering is not successful. Moreover, even if the offering is successful, the vast majority of the proceeds of the offering will be placed in a trust account solely for the benefit of the public stockholders, and the initial stockholders' shares have no value unless the Company is successful in identifying and acquiring a target business. If a business combination is not consummated within the


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Securities and Exchange Commission
November 22, 2006
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prescribed 24 month period, the public stockholders will receive a liquidating distribution equal to approximately 97% of their investment, but the initial stockholder's shares will be worthless. Unlike the public stockholders, the initial stockholders' securities will not share in any liquidating distributions, are not convertible into cash and will not be transferable until one year after a business combination is consummated, a period that could be as much as three years from the effective date of the offering.

   Based on the foregoing, the Company believes that the value of the shares issued to the Company's founders was of nominal value, and that value did not increase during the period from June 9, 2006 to August 7, 2006.

   For the foregoing reasons, no compensation expense has been recorded.

   Please contact William F. Griffin, Jr. or the undersigned if you have any questions on the foregoing or the accompanying Amendment No. 3.

Very truly yours,

/s/ Andrew D. Myers

Andrew D. Myers

ADM:sle
Enclosures

cc:   John F. Rousseau, Esquire
      Mr. James McGrath
      Mr. Vincent Pica II
      David Miller, Esquire
      William F. Griffin, Jr., Esquire